FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
PROFIT SHARING PLAN AND TRUST
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1515 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.

Profit Sharing Plan & Trust

EIN 37-0404035 PN 002

Accountants’ Report and Financial Statements

December 31, 2010 and 2009

First Mid-Illinois Bancshares, Inc.

Profit Sharing Plan & Trust

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 29, 2011

Federal Employer Identification Number:  44-0160260

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets

Investments, At Fair Value	$29,254,151	$25,615,226

Receivables
Due from broker for securities sold	-	324,527
Interest and dividends	79,797	74,840
Notes receivable from participants	345,443	368,096
	425,240	767,463

Total assets	29,679,391	26,382,689

Liability

Due to broker for securities purchased	-	324,527

Net Assets Available for Benefits	$29,679,391	$26,058,162

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Statements of Changes in Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investment Income
Net appreciation (depreciation) in fair value of investments	$1,810,919	$2,031,317
Interest and dividends	625,761	566,238
	2,436,680	2,597,555

Interest Income from Notes Receivable from Participants	16,108	23,176

Contributions
Employer	803,305	786,850
Participants	928,553	909,965
Rollovers	230,284	24,034

	1,962,142	1,720,849

Total additions	4,414,930	4,341,580

Deductions
Benefits paid to participants	792,068	2,757,624
Other	1,633	-
Total deductions	793,701	2,757,624

Net Increase (Decrease)	3,621,229	1,583,956

Net Assets Available for Benefits, Beginning of Year	26,058,162	24,474,206

Net Assets Available for Benefits, End of Year	$29,679,391	$26,058,162

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least one-half year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted.  The Company makes matching contributions calculated as a percentage of the before tax contribution made on behalf of each contributing participant.  The Company determines this percentage each year.  For December 31, 2010 and 2009, the matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  For the years ended December 31, 2010 and 2009, the profit sharing contribution was 4% of eligible compensation.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $28,031 and $7,349, respectively.  These accounts are reallocated to participants in the same manner as employer contributions.

Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 40% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.  See Note 9 for change in accounting principle.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Certificates of deposits are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by First Mid-Illinois Bank & Trust.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on March 31, 2008.  The Plan has not obtained or requested a determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2007.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 financial statement presentation.  These reclassifications had no effect on changes in net assets available for benefits.

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2010
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Mutual funds
Equity funds	$1,421,379	$12,192,691
Balanced investment funds	240,312	2,480,141
Fixed-income funds	18,393	2,432,670
International funds	207,887	1,661,058
Common stock	(77,052)	5,542,167
Money market funds	-	81,673
Certificates of deposit	-	4,863,751

	$1,810,919	$29,254,151

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

	2009
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds
Equity funds	$2,900,173	$11,314,384
Balanced investment funds	466,339	2,390,112
Fixed-income funds	38,348	1,705,489
International funds	91,934	546,053
Common stock	(1,465,477)	5,368,827
Money market funds	-	107,987
Certificates of deposit	-	4,182,374

	$2,031,317	$25,615,226

The following amounts are the nonparticipant-directed investments, included in the table above:

	Fair Value at the End of Year
	2010	2009

Certificate of deposit	$573,911	$544,624

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

The fair value of individual investments that represented 5% or more of the Plan’s net assets in either year available for benefits were as follows:

	2010	2009

Federated Max Capital Index Fund	$1,442,701	$1,447,271
Vanguard Growth Index Signal Fund	1,920,403	1,773,852
Dodge & Cox Balanced Fund	1,436,351	1,583,225
Oakmark Global I Fund	2,245,760	2,302,961
T. Rowe Price Mid-Cap Value Fund	2,704,108	2,512,167
First Mid-Illinois Bancshares, Inc. common stock	5,542,167	5,368,827
First Mid-Illinois Bank & Trust certificate of deposit	4,289,940	3,637,751

Interest and dividends realized on the Plan’s investments for the years ended 2010 and 2009 were $625,761 and $566,238, respectively.

Note 4:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2010	2009
Net Assets:
Certificate of deposit	$573,911	$544,624
Interest receivable	678	1,248

Net assets	$574,589	$545,872

Changes in net assets:
Contributions	$588,381	$536,175
Interest income	6,151	9,697
Transfers to participant-directed investments	(565,815)	(544,077)

Total additions	$28,717	$1,795

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2010 and 2009, participants held 321,285 and 306,790 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $4,863,751 and $4,182,374 at December 31, 2010 and 2009, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 6:	Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock of the Company, money market and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There were no Level 2 securities.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and includes certificates of deposit.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

		2010 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$5,542,167	$5,542,167	$-	$-
Mutual funds:
Equity funds	12,192,691	12,192,691	-	-
Balanced investment funds	2,480,141	2,480,141	-	-
Fixed-income funds	2,432,670	2,432,670	-	-
International funds	1,661,058	1,661,058	-	-
Money market funds	81,673	81,673	-	-
Certificates of deposit	4,863,751	-	-	4,863,751
	$29,254,151	$24,390,400	$-	$4,863,751

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

		2009 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$5,368,827	$5,368,827	$-	$-
Mutual funds:
Equity funds	11,314,384	11,314,384	-	-
Balanced investment funds	2,390,112	2,390,112	-	-
Fixed-income funds	1,705,489	1,705,489	-	-
International funds	546,053	546,053	-	-
Money market funds	107,987	107,987	-	-
Certificates of deposit	4,182,374	-	-	4,182,374
	$25,615,226	$21,432,852	$-	$4,182,374

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit

Balance, January 1, 2009	$5,930,221
Total interest income included in net increase in net assets available for benefits	141,494
Purchases	1,323,073
Redemptions	(3,212,414)
Balance, December 31, 2009	$4,182,374
Total interest income included in net increase in net assets available for benefits	70,564
Purchases	2,008,841
Redemptions	(1,398,028)
Balance, December 31, 2010	$4,863,751

For the years December 31, 2010 and 2009, realized and unrealized gains and losses included in net increase in net assets available for benefits for the period January 1, 2009, through December 31, 2010, are reported in net appreciation in fair value of investments in the statements of changes in net assets available for benefits.

Note 7:	Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

Note 8:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9:	Change in Accounting Principle

During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of Investments at fair value as they were under previous guidance.

The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle:

	2010
	Statement of Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change

Investments	$29,599,594	$29,254,151	$(345,443)
Notes receivable from participants	-	345,443	345,443

	2009
	Statement of Net Assets Available for Benefits
	As Previously Reported	As Adjusted	Effect of Change

Investments	$25,983,322	$25,615,226	$(368,096)
Notes receivable from participants	-	368,096	368,096

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2010 and 2009

	2010
	Statement of Changes in Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change

Interest and dividends	$641,868	$625,760	$(16,108)
Net investment income	2,452,787	2,436,679	(16,108)
Interest income from notes receivable from participants	-	16,108	16,108

	2009
	Statement of Changes in Net Assets Available for Benefits
	As Previously Reported	As Adjusted	Effect of Change

Interest and dividends	$589,414	$566,238	$(23,176)
Net investment income	2,620,731	2,597,555	(23,176)
Interest income from notes receivable from participants	-	23,176	23,176

Net assets available for benefits were not affected by the adoption of the new guidance.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer	Description of Investment	Current

Certificates of Deposit
First Mid-Illinois Bank & Trust*	1.00% due 12/31/10	$573,911
First Mid-Illinois Bank & Trust*	1.00% due 12/31/10	4,289,840
		4,863,751

Common Stock
First Mid-Illinois Bancshares, Inc.*	321,285 Shares	5,542,167

Mutual Funds
American Century Equity Income	84,188 Shares	606,999
American Funds EuroPacific Growth Fund	4,273 Shares	173,822
American Funds EuroPacific Growth F-2	19,599 Shares	810,024
American Funds Capital World Bond F-2	8,247 Shares	168,243
Dodge & Cox Balanced Fund	20,455 Shares	1,436,351
Federated Max Capital Index Fund	111,664 Shares	1,442,701
Federated Total Return Bond Fund	75,093 Shares	837,285
Keely Small Cap Value Fund – C	12,817 Shares	321,837
Legg Mason ClearBridge Appreciation Fund	48,969 Shares	667,445
Oakmark Global I Fund	99,900 Shares	2,245,760
Oppenheimer Developing Markets Y	7,312 Shares	263,726
Perkins Mid Cap Value	19,875 Shares	448,572
PIMCO Total Return D	64,352 Shares	698,214
Principal High Yield	32,032 Shares	254,334
Principal Real Estate Securities	6,602 Shares	106,430
Royce Low-Priced Stock Fund	32,484 Shares	594,451
RS Emerging Markets Fund	9,171 Shares	245,244
RS Global Natural Resources A	3,054 Shares	114,773
T. Rowe Price Mid-Cap Value Fund	114,049 Shares	2,704,108
T. Rowe Price Retirement 2010 Fund	7,251 Shares	110,794
T. Rowe Price Retirement 2020 Fund	10,533 Shares	172,207
T. Rowe Price Retirement 2030 Fund	19,281 Shares	331,244
T. Rowe Price Retirement 2040 Fund	14,243 Shares	246,549
T. Rowe Price Retirement 2050 Fund	18,846 Shares	182,996
The Growth Fund of America, Inc.	20,994 Shares	638,425
Vanguard GNMA Fund	59,854 Shares	642,837
Vanguard Growth Index Signal Fund	65,632 Shares	1,920,403
Vanguard Windsor II - Admiral	8,358 Shares	380,786
		18,766,560

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2010

Identity of Issuer	Description of Investment	Current

Money Market
Federated Prime Obligation Funds #10	26,225 Units	$26,225
Federated Prime Obligation Funds #396	52,775 Units	52,775
NTHN Institutional Funds Government Select	2,673 Units	2,673
		81,673

		29,254,151

Participant Loans	3.25% to 8.50%	345,443

		$29,599,594

* Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 29, 2011

/s/ William S. Rowland
William S. Rowland
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP